

January 17, 2017

Mail Stop 4631

Mr. Suha Hachler
President and Chief Executive Officer
Sustainable Petroleum Group Inc.
403 E. Commerce Street
San Antonio, Texas 78205

> **Re:** **Blue Spa Incorporated**
> **Form 10-K for Fiscal Year Ended May 31, 2016**
> **Filed September 6, 2016**
> **File No. 000-54875**

Dear Mr. Hachler:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the period ended May 31, 2016

Item 8. Financial Statements and Supplementary Data

1. Please amend your Form 10-K to provide an appropriate audit report that covers the balance sheets as of the end of each of the most recent two fiscal years and audited statements of income, cash flows and changes in stockholders' equity for each of the two fiscal years presented. Refer to Rule 8-02 of Regulation S-X.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Ameen Hamady, Staff Accountant, at (202) 551-3891, or in his absence, me at (202) 551-3355, with any questions.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and
Construction